UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  3)1

Capital Southwest Corporation
(Name of Issuer)

Common Stock, $1 Par Value
(Title of Class of Securities)

140501107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON NED SHERWOOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,938
	8	SHARED VOTING POWER 199,925
	9	SOLE DISPOSITIVE POWER 63,606
	10	SHARED DISPOSITIVE POWER 199,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS CROSSOVER II GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 189,703
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 189,703
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS CROSSOVER II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 107,348
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 107,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS SPECIAL I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,355
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON MRMP TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,938
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 49,938
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON THE NED AND EMILY SHERWOOD FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,222
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 140501107

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

Item 3.                      Source and Amount of Funds or Other Consideration.

The aggregate purchase cost of the 263,531 Shares beneficially owned by the Reporting Persons is approximately $35,093,047.  The 107,348 Shares owned by Crossover II and the 82,355 Shares owned by Special I were acquired with their working capital.  The 49,938 Shares beneficially owned by MRMP were acquired with MRMP’s investment capital.  The 10,222 Shares beneficially owned by the Foundation where acquired with the Foundation’s investment capital.

Item 4 is hereby amended to add the following:

On February 27, 2008, the Reporting Persons received a copy of a letter sent from Issuer’s counsel to the Securities and Exchange Commission (the “SEC”) requesting the SEC take no action regarding the Issuer’s intent to exclude the proposal submitted by the Reporting Persons (the “Proposal”) pursuant to Rule 14a-8 of the Securities and Exchange Act, as amended (the “Exchange Act”), from the Issuer’s proxy materials relating to its upcoming meeting of shareholders.  The Proposal requests that that the Board immediately engage a nationally-recognized investment banking firm to evaluate strategic alternatives that would maximize shareholder value, including, but not limited to, the liquidation of certain or all of the Issuer’s underlying portfolio assets with the subsequent distribution of all proceeds to the Issuer’s shareholders.  On March 10, 2008, pursuant to Rule 14a-8(k) of the Exchange Act, Crossover II delivered a letter to the SEC requesting the SEC deny no-action relief to the Issuer regarding the Issuer’s intent to exclude the Proposal.

In addition, on March 11, 2008 the Reporting Persons also delivered a letter to the Issuer’s Board of Directors expressing their surprise at the Issuer’s attempt to exclude the Proposal from its proxy materials and their confusion with the Issuer’s actions given the Issuer’s stated position in support of shareholder rights.  The letter further expresses the Reporting Persons’ belief that rather than wasting corporate assets on fighting the Proposal, the Issuer should be taking the necessary steps to unlock shareholder value, and that its attempts to silence the voices of its shareholders is totally unwarranted and not in its best interests.  The letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5 is hereby amended and restated to read as follows:

Item 5.                      Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned the Reporting Persons is based upon 3,889,151 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2008.

As of the close of business on March 10, 2008, Crossover II and Special I beneficially owned 107,348 and 82,355 Shares, respectively, constituting approximately 2.8%, and 2.1% respectively, of the Shares outstanding.  Crossover GP as the general partner of each of Crossover II and Special I may be deemed to beneficially owned the 189,703 Shares owned in the aggregate by Crossover II and Special I, constituting approximately 4.9% of the Shares outstanding.  As a management committee member of Crossover GP, Mr. Sherwood may be deemed to beneficially own the Shares owned by Crossover GP.

CUSIP NO. 140501107

As of the close of business on March 10, 2008, MRMP beneficially owned 49,938 Shares, constituting 1.3% of the Shares outstanding.  As a trustee with sole voting and dispository power over the Shares owned by MRMP, Mr. Sherwood may be deemed to beneficially own the Shares owned by MRMP.

As of the close of business on March 10, 2008, The Foundation may be deemed to beneficially own 10,222 Shares, constituting less than 1% of the Shares outstanding.  As a director of the Foundation Mr. Sherwood may be deemed to beneficially own the 10,222 Shares owned by the Foundation.

As of the close of business on March 10, 2008, Mr. Sherwood beneficially owned an additional 13,668 Shares, constituting less than 1% of the Shares outstanding, by virtue of a written agreement between Mr. Sherwood and the Warlen L.P. (“Warlen”) that gives Mr. Sherwood approval to control all purchases and sales of the Shares owned by Warlen.

(b)           By virtue of his positions with Crossover II, Special I and the Foundation, Mr. Sherwood has shared power to vote and dispose of the 199,925 Shares aggregately owned by Crossover II, Special I and the Foundation.  Mr. Sherwood has sole power to vote and dispose of the 49,938 Shares owned by MRMP.  By virtue of his agreement with Warlen, Mr. Sherwood has the sole power to dispose of the 13,668 Shares that he may be deemed to beneficially own.  Mr. Sherwood does not have voting power over the 13,668 Shares owned by Warlen.

(c)           Schedule A annexed hereto lists all transactions in the Securities by the Reporting Persons since the filing of Amendment No. 2.  All of such transactions were effected in the open market, except as otherwise noted on Schedule A.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 7 is hereby amended to add the following exhibit:

Item 7.                      Material to be Filed as Exhibits.

99.1.	Letter from Crossover II to the Board of Directors of the Issuer, dated March 11, 2008.

CUSIP NO. 140501107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2008	ZS CROSSOVER II LP

	By:	ZS Crossover II GP, L.L.C.
Its General Partner

	By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

ZS SPECIAL I L.P.

By:	ZS Crossover II GP, L.L.C.
Its General Partner

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

ZS CROSSOVER II GP, L.L.C.

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

MRMP TRUST

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Trustee

THE NED AND EMILY SHERWOOD FOUNDATION

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Director

/s/ Ned Sherwood
NED SHERWOOD

CUSIP NO. 140501107

SCHEDULE A

Transactions in the Shares by the Reporting Persons Since the Filing of Amendment No. 2 to the Schedule 13D

Shares Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

ZS SPECIAL I L.P.
1,006	100.7458	03/05/08

ZS CROSSOVER II LP
None

ZS CROSSOVER II GP, L.L.C.

None

MRMP TRUST

None

THE NED AND EMILY SHERWOOD FOUNDATION

None

NED SHERWOOD

(8,226)*	123.6808	02/26/08
(2,106)*	125.2595	02/27/08

* Shares sold on behalf of Warlen L.P.